Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2007	2006	2007	2006
Earnings: Income before provision for income taxes	$ 70,961	$138,503	$ 138,647	$ 508,589
Interest expense	315,990	306,420	936,049	862,155
Implicit interest in rents	5,580	5,182	16,506	15,388
Total earnings	$392,531	$450,105	$1,091,202	$1,386,132
Fixed charges: Interest expense	$315,990	$306,420	$ 936,049	$ 862,155
Implicit interest in rents	5,580	5,182	16,506	15,388
Total fixed charges	$321,570	$311,602	$ 952,555	$ 877,543
Ratio of earnings to fixed charges	1.22	1.44	1.15	1.58

43